FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY NEUSTAR, INC.

Certain portions of this letter as filed via Edgar have been omitted and filed separately with the Commission. Confidential treatment has been requested by Neustar, Inc. with respect to the omitted portions. Omitted information has been replaced in this letter as filed via Edgar with a placeholder identified by the mark “[**].”
July 27, 2015
VIA EDGAR AND FACSIMILIE
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Neustar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-32548

Dear Mr. Spirgel:
In connection with your review of the NeuStar, Inc. (the “Company” or “we”) Form 10-K for the fiscal year ended December 31, 2014, filed on February 13, 2015, we respectfully submit the following responses to the comments in your letter dated July 13, 2015. Your comments are set forth below, followed by our responses.
Form 10-Q for the period ended March 31, 2015
Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Overview, page 23
Comment

1.
We note in the proposed draft MD&A disclosure, provided in response to comment 2, you state you cannot be certain whether LNPA services or transition services will be extended beyond September 30, 2016. In light of this known material uncertainty and the fixed nature of operating service costs, please expand your disclosure to discuss and quantify in detail the anticipated impact of a loss of the NPAC contract will have on future operating margin and income from operations. Please explain to readers the implications of the loss of the contract on your operating results relative to current conditions, including the interrelationships between NPAC contract revenue and fixed and variable costs incurred in connection with earning the revenue.

Response
Loss of the NPAC contract on or after September 30, 2016 will have a material impact on our future operating results when compared to our current financial profile. We expect to lose approximately $500 million of annual revenue and that there will be a future impact on our income from operations and operating margin. However, we are unable to quantify the impact on our future income from operations and future operating margin at this time because the NPAC contract end date is uncertain and our cost structure is designed by function instead of revenue type. In the absence of a firm contract end date, we have an amended contract which maintains current revenue allowing us to deliver LNPA services with our current organizational structure and operations. More importantly, we have the benefit of time (transition through at least September 30, 2016) to evaluate the impact of a future termination date on our income from operations. Further, our amended contract includes a 6-month termination notice period. This notification period provides us with additional time to execute on operational plans, that

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we intend to develop for the business without the NPAC contract. Our disclosure will expand as we evaluate the cost structure that will be in place to support our ongoing business, as we approach September 30, 2016 or as we learn more about the timing of NPAC contract termination.
Background
The NPAC is the world’s largest and most complex number portability system and is a critical component of America’s telecommunications network infrastructure.  It connects continuously with over 4,800 industry customers.  The system securely and reliably distributes essential routing and rating information every few seconds, making it one of the most versatile and reliable information exchanges in the world.  The NPAC updates the entire U.S. communications network every eight seconds. Prior to the amendment, our contract to provide LNPA services was set to expire June 30, 2015. The selection process for the next LNPA contract began in the first half of 2010 with a vendor selection date originally scheduled for May 2013. The timeline changed on a number of occasions with the process concluding in March 2015. Delays in the selection process to date (over two years), when coupled with the range of industry studies suggesting a transition timeline of approximately three years, prevent us from currently being able to reasonably determine when the contract will terminate.
Amendment
The NAPM recognized the complexity of the LNPA services and the challenges associated with a transition to a new vendor. In fact, the amendment we signed that established the September 30, 2016 date also requires that we provide LNPA services until notified of termination by the NAPM. [**] In exchange for that provision, we negotiated a termination notice period of at least six months. This notice period and an initial term through September 30, 2016, allow us to continue to provide LNPA services under a “business as usual” operating model knowing we have sufficient time to adjust our operating plan for the loss of the NPAC contract.
Organization Structure
[**] We provide this service through multiple data centers that are designed for processing and transmitting high volumes of transaction-related, time-sensitive data. These shared data centers have certain common costs such as database administrators, network engineering, and hardware and software maintenance. In addition, these shared data centers have redundant costs such as power supplies and telecommunications lines. Our technology organization supports all of our services and is grouped by the functions within the technology organization such as database administration, software development and customer support. [**]
The paragraph below is a draft example of additional disclosure which we plan to include in our MD&A to augment our Overview discussion in future filings. This disclosure may change based on the facts and circumstances at the time of the filings.
Loss of the NPAC contract on or after September 30, 2016 will have a material impact on our future operating results when compared to our current financial profile. We expect to lose approximately $500 million of annual revenue and this loss will adversely impact our income from operations and operating margin. We are unable to quantify the impact on our income from operations and future operating margin at this time because the NPAC contract end date is uncertain and our cost structure is designed by function instead of revenue type. We provide our services through multiple data centers that are designed for processing and transmitting high volumes of transaction-related, time-sensitive data. These shared data centers have certain common costs such as database administrators, network engineering, and hardware and software maintenance. In addition, these shared data centers have redundant costs such as power supplies and telecommunications lines. Our technology organization supports all of our services and is grouped by the functions within the technology organization such as database administration, software development and customer support. Our disclosure will expand as we evaluate the cost structure that will be in place to support our ongoing business, as we approach September 30, 2016 or as we learn more about the timing of NPAC contract termination.
The paragraphs below are a draft example of a risk factor which we plan to include in our future filings. This risk factor disclosure may change based on the facts and circumstances at the time of the filings.
When our seven contracts with North American Portability Management LLC are terminated, the timing of which is uncertain, our revenue and profitability may be materially adversely affected.
We cannot be certain whether our contracts to provide local number portability services will be extended beyond September 30, 2016.  Once the contracts terminate, our annual revenue will decrease by approximately $500 million.  As a result of the uncertain contract end date and due to our cost structure, which is organized by function, the impact of the termination of the contracts on our income from operations is not currently quantifiable.  At the time of termination, our revenue and profitability will be dependent upon the success of our remaining business.  If we are not able to

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replace this lost revenue and adjust our operating plans to support our remaining business, our total revenue and profitability may be materially adversely affected.
Comment

2.
We note your response to comment 4. Besides the receiving Monthly Operating Reports, please tell us whether the senior vice presidents receive reports that include revenues and costs for their functional areas.

Response
[**]
Comment

3.	Confirm for us, if true, that managers below the senior vice president level do not receive discrete financial information at a lower level than at a consolidated level.
Response
[**]
Comment

4.
Please provide us with your organization chart which identifies the positions, roles, or functions that report directly to your CEO and senior management team. For example, as your website notes senior vice presidents for information systems, data strategy and data solutions, please include in the organizational chart a description of the positions that report directly to these senior vice presidents.

Response
Please refer to Appendix A to this letter for our organizational chart that identifies individuals that report directly to our CEO and the senior management team as of June 30, 2015. The organizational chart specifically identifies the organizational function and position for each of our senior vice presidents and each individual that reports directly to these senior vice presidents. In addition, please refer to Appendix B to this letter for a more detailed description that provides individual responsibilities for positions that report directly to our SVPs for information services, data strategy and data solutions.
In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. Please feel free to contact the undersigned at (571) 434-5548, Lisa Hook, President and Chief Executive Officer, at (571) 434-5630, or Len Kennedy, Senior Vice President, General Counsel and Secretary, at (571) 434-3505 with any questions you may have concerning our response. Thank you for your assistance.
Sincerely,

/s/ Paul S. Lalljie
Paul S. Lalljie Senior Vice President and Chief Financial Officer

cc:	Lisa A. Hook, President and Chief Executive Officer, Neustar, Inc.
Leonard J. Kennedy, Senior Vice President and General Counsel, Neustar, Inc.
Steven I. Glover, Gibson, Dunn & Crutcher LLP

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Appendix A

Organizational Chart

As of June 30, 2015

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Appendix B

Job descriptions for SVPs and direct reports of SVPs of information services, data strategy and data solutions

As of June 30, 2015

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